March 3, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction

100 F Street, NE Washington, D.C. 20549

Re:	Colonnade Acquisition Corp. II

Registration Statement on Form S-1

Filed February 12, 2021

File No. 333-253091

Ladies and Gentlemen:

Set forth below are the responses of Colonnade Acquisition Corp. II (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 1, 2021, with respect to the Registration Statement on Form S-1, File No. 333-253091, filed with the Commission on February 12, 2021. The Company has filed Amendment No. 1 to the Registration Statement (the “Registration Statement”), together with this letter, via EDGAR submission.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

Form S-1 filed February 12, 2021

General

1.

We note that the fee table on the facing page indicates that the registration statement is registering the shares underlying the warrants. We also note that the warrants being offered will become exercisable 30 days after the completion of your initial business combination. Finally, we note the disclosure on page 11 that you will file a post-effective amendment to this registration statement or a new registration statement to cover the common stock underlying the warrants. Given that the business combination could occur within one year and therefore the warrants may become exercisable within one year, please revise your disclosure throughout the prospectus to clarify that the registration statement is registering the shares underlying the warrants. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04 for additional guidance. Please also revise the legality opinions.

United States Securities and Exchange Commission

March 3, 2021

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 11, 68 and 133-134 in response to the Staff’s comment. The opinion in Exhibit 5.2 has been revised accordingly.

Index to Financial Statements, page F-1

2.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response: The Company respectfully advises the Staff that the Company has updated its financial statements in accordance with Rule 8-08 of Regulation S-X.

Exhibits and Financial Statement Schedules

Exhibit 5.1 Opinion of White & Case LLP, page II-2

3.

We note that Exhibit 5.1 references each unit consisting of one class A ordinary share and one-half of one redeemable warrant. Please reconcile the fraction of a warrant included in the unit with the disclosure in the prospectus of one-third of one redeemable warrant.

Response: The Company respectfully advises the Staff that Exhibit 5.1 now refers to one-fifth of one redeemable warrant, which reconciles with the disclosure in the prospectus.

Please do not hesitate to contact Daniel Nussen at (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/White & Case LLP

White & Case LLP

cc:	Joel Rubinstein, White & Case LLP

Daniel Nussen, White & Case LLP

Joseph S. Sambuco, Colonnade Acquisition Corp. II

Remy W. Trafelet, Colonnade Acquisition Corp. II